DREYFUS PREMIER INTERNATIONAL BOND FUND
Statement of Investments
January 31, 2006 (Unaudited)

Bonds and Notes -- 98.2%		Principal Amount [a]		Value ($)
Australia -- 4.9%				
Queensland Treasury:				
Notes, Ser. 11G, 6%, 2011	AUD	130,000.00		101,176
Notes, Ser. 13G, 6%, 2013	AUD	190,000.00		148,659
				249,835
Belgium -- .9%				
Belgium Kingdom,				
Notes, Ser. 44, 5%, 2035	EUR	30,000.00		**44,235**
Brazil -- 2.3%				
Federal Republic of Brazil,				
Global Bonds, 12.5%, 2016	BRL	250,000.00		**115,846**
Canada -- 2.8%				
Canada Government,				
Bonds, 5%, 2014	CAD	155,000.00		**143,935**
France -- 8.4%				
Dexia Municipal Agency,				
Sr. Secured Notes, .8%, 2012	JPY	27,000,000.00		225,070
Government of France O.A.T,				
Bonds, 4.75%, 2035	EUR	140,000.00		199,797
				424,867
Germany -- 10.5%				
Bundesobligation,				
Bonds. Ser. 140, 4.5%, 2007	EUR	270,000.00		335,852
Deutsche Bundesrepublik,				
Bonds, Ser. 05, 3.25%, 2015	EUR	165,000.00		197,231
				533,083
Greece -- 5.0%				
Hellenic Republic,				
Bonds, 3.75%, 2015	EUR	210,000.00		**255,020**
Ireland -- 9.0%				
Depfa ACS Bank,				
Covered Public Loans, .75%, 2008	JPY	30,000,000.00		258,218
GE Capital European Funding,				
Sr. Notes, 2.389%, 2011	EUR	165,000.00	b	200,474
				458,692
Italy -- 2.4%				
Autostrade,				
Notes, 2.902%, 2011	EUR	100,000.00	b	**122,630**
Japan --5.5%				
Development Bank of Japan,				
Gtd. Bonds, 1.7%, 2022	JPY	27,000,000.00		225,312
Japan Finance for Municipal Enterprises,				
Gtd. Bonds, 1.55%, 2012	JPY	6,000,000.00		52,346
				277,658
Mexico -- 2.0%				
National Treasury of Mexico,				
Bonds, Ser. MI10, 8%, 2013	MXN	1,085,000.00		**103,606**
Netherlands -- 3.9%				
Netherlands Government,				
Bonds, 4%, 2037	EUR	155,000.00		**197,031**
Poland -- 4.0%				
Poland Government:				

Bonds, Ser. 0509, 6%, 2009	PLN	305,000.00		100,674
Bonds, Ser. 1110, 6%, 2010	PLN	300,000.00		99,886
				200,560
Supra-National -- 3.1%				
European Investment Bank,				
Sr. Notes, 1.4%, 2017	JPY	18,700,000.00		**156,240**
Sweden -- 5.5%				
Swedish Government:				
Bonds, Ser. 1045, 5.25%, 2011	SEK	825,000.00		118,687
Bonds, Ser. 1050, 3%, 2016	SEK	1,275,000.00		160,941
				279,628
United Kingdom -- 15.9%				
United Kingdom:				
Gilt, 4%, 2009	GBP	130,000.00		229,174
Gilt, 4.75%, 2010	GBP	140,000.00		253,764
Gilt, 5%, 2014	GBP	120,000.00		226,195
Ford Motor Credit Europe Bank,				
Notes, 2.895%, 2006	EUR	80,000.00	b	96,394
				805,527
United States -- 12.1%				
AIG SunAmerica Institutional Funding III,				
Sr. Notes, 5.125%, 2007	EUR	160,000.00		199,241
KFW International Finance				
Global Bonds. 1.75%, 2010	JPY	26,000,000.00		230,991
Citigroup,				
Sr. Notes, 2.624%, 2011	EUR	100,000.00	b	121,583
Goldman Sachs,				
Notes, 2.854%, 2013	EUR	50,000.00	b	60,633
				612,447
Total Bonds and Notes				
(cost $4,975,366)				**4,980,841**
Total Investment (cost $4,975,366)		98.2%		**4,980,841**
Cash and Recevables (net)		1.8%		**91,731**
Net Assets		100.0%		**5,072,572**

[a] Principal amount stated in U.S Dollars unless otherwise noted.

  AUD--Australian Dollars
  BRL-- Brazilian Real
  CAD--Canadian Dollar
  EUR--Euros
  GBP--British Pound
  JPY--JapaneseYen
  MXN--Mexican Pesos
  PLN--Polish Zloty
  SEK--Swediash Krona

[b] Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.